UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  September 27, 2006

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 10 dated September 27, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

September 27, 2006

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 10, 2006
September 27, 2006

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

J-Pacific Gold Forms Strategic Alliance With Investor Relations Group in New York City

J-Pacific Gold Inc. ("J-Pacific") (TSXV - JPN, OTCBB - JPNJF), a Vancouver-based junior resource company, is pleased to announce it has formed a strategic investor and public relations alliance with Marston Webb International, a New York-based advertising and public relations agency.

Nick Ferris, President of J-Pacific, said, "We are delighted to join with Marston Webb and are confident that the two companies will complement each other in elevating the image and share price of J-Pacific."

Since its inception in 1990, J-Pacific has focused on gold exploration and mining in North America and has engaged in a variety of exploration activities as well as small- scale gold production.

J-Pacific's strategy has been to acquire high-potential gold exploration and mining projects. The company currently maintains seven properties - located in British Columbia, Quebec and Nevada - in various stages of exploration and development. Over the past 18 months, J-Pacific completed three exploration drill programs at the Elizabeth Project in British Columbia, and at the Golden Trend and HC Projects in Nevada, with very positive results. All of the company's production properties are permitted, and its exploration projects are drill-ready.

Mr. Ferris said, "Our goal is to develop J-Pacific Gold into a world-class exploration company. The strategic alliance with Marston Webb should help J-Pacific, both in providing international public relations exposure and in acquiring the necessary funding to successfully complete its production plans and achieve that goal."

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein. For further information, please contact Investor Relations toll-free at 1-888-236-5200.